Exhibit 99.1

21 April 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3
22 Pitt Street
Sydney NSW 2000 Australia

Tel: 61 2 8274 5246
Fax: 61 2 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir,

Re: Cancellation of Options

The Company has cancelled 624,000 options granted under the 2001 Peter Macdonald Option Plan because the performance hurdle was not met.

Details of unquoted options following the cancellation are set out in the table below.

The Company’s issued share capital of 460,573,176 shares/CUFS remains unchanged.

Table of James Hardie Industries N.V. options:

Plans:	Options	Exercise Prices A$	Expiry Date
2001 Equity Incentive Plan
	369,598	3.1321	1 Nov. 2009
	1,109,957	3.0921	1 Nov. 2010
	2,153,525	5.0586	17 Dec. 2011
	2,694,075	6.4490	3 Dec. 2012
	4,548,355	7.0500	5 Dec. 2013
	5,193,100	5.9900	14 Dec. 2014
	273,000	6.0300	28 Feb. 2015
Peter Donald Macdonald (PDM)
2002 Plan	1,950,000	5.7086	Note a. below

Total options	18,291,610

Each option confers the right to subscribe for one ordinary share/CUFS in the capital of James Hardie Industries N.V. at the exercise price shown in the table subject to the terms of issue.

Note a.

The options granted to Mr Macdonald under the 2002 PDM Option Plan are subject to the following performance hurdle:

(a)	1,462,500 options vest if the TSR for James Hardie is equal to or above the Median TSR of the Peer Group (where the top performing company is at the 100th Percentile); and

(b)	for each 1% increment in James Hardie’s TSR Ranking above the Median, an additional 19,500 options vest up to 487,500 options.

Median TSR means the middle value of the series comprising the TSR for each company in the Peer Group. Peer Group means the companies listed in the Australian S&P/ASX 200 Index at the date of grant (12 July 2002), excluding the companies listed in the 200 Financials and 200 Property Trust indices. TSR means, in respect of a company, total shareholder returns (including dividends and other distributions).

If on the third anniversary of the grant (12 July 2005) the performance hurdle is satisfied, options will vest and become exercisable. However if the performance hurdle is not met on 12 July 2005, then the performance hurdle will be retested for vesting on the first business day of each month between 12 July 2005 and 3 October 2005. If the performance hurdle is not met by 31 October 2005, the options will lapse and be cancelled. Options that vest will remain exercisable until the tenth anniversary of the date of grant (12 July 2012).

Yours faithfully

Steve Ashe
Vice President, Investor Relations

For and on behalf of
James Hardie Industries N.V.